Exhibit 99.3

FORM OF LETTER TO NOMINEE HOLDERS

[First United Corporation Letterhead]

[•], 20[•]

To Security Dealers, Commercial Banks, Trust Companies and Other Nominees:

This letter is being distributed by First United Corporation (“we”, “us”, “our” or the “Company”) to securities dealers, commercial banks, trust companies and other nominees in connection with the distribution to record holders of shares of the Company’s common stock, par value $.01 per share, at 5:00 p.m., Eastern Time, on November 28, 2016 (the “Record Date”), of non-transferable subscription rights to subscribe for and purchase an aggregate of 783,626 shares of the Company’s common stock, as described in the prospectus dated [•], 20[•] (the “Prospectus”).

The rights will expire if not exercised prior to 5:00 p.m., Eastern Time, on [•], 20[•], unless the Company extends the offering period for up to 30 days until [•], 20[•] (as it may be extended, the “Expiration Time”).

As described in the accompanying Prospectus, each record holder of shares of the Company’s common stock will receive one right for each share of common stock owned at 5:00 p.m., Eastern Time, on the Record Date. Each right gives the holder the opportunity to subscribe for 0.125 shares of common stock at the cash price of $[•] per whole share (the “Subscription Price”), which we refer to as the basic subscription privilege. For example, if a record holder owned 80 shares of common stock as of 5:00 p.m., Eastern Time, on the Record Date, then the record holder would receive 80 rights and would have the right to purchase 10 shares of common stock for the Subscription Price pursuant to the exercise of its basic subscription privilege. We will not issue fractional shares of common stock in the offering and rights holders will be entitled to purchase only a whole number of shares of common stock, rounded down to the nearest whole number. Thus, a shareholder must own at least eight shares of common stock as of the Record Date to purchase one new share under the basic subscription privilege.

If a holder purchases all of the shares of common stock available to it pursuant to its basic subscription privilege, the holder may also exercise an oversubscription privilege to purchase a portion of any shares of our common stock that are not purchased by our shareholders through the exercise of their basic subscription privilege. The oversubscription privilege will be offered only for an aggregate number of shares that, when combined with the number of shares purchased pursuant to the shareholders’ basic subscription privilege, does not exceed 783,626 shares. We reserve the right to accept or reject oversubscriptions for any reason. If oversubscription requests exceed the number of shares of common stock remaining available for sale after purchases by all shareholders exercising their basic subscription privilege, then we will have discretion to allocate the remaining available shares of common stock among shareholders who oversubscribed as we deem appropriate. When determining how to allocate such remaining shares, we may give priority to those oversubscription purchasers that we believe will develop future business relationships with us, refer business to us or purchase additional shares of our common stock on the open market after the closing of the offering.

No person or entity that, together with related persons or entities, owns, as of the date of the Prospectus, less than 5% of our issued and outstanding shares of common stock may exercise subscription rights (including the oversubscription privilege) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 5% or more of our issued and outstanding shares of common stock following the offering, or that would otherwise require regulatory approval. In addition, any person or entity, together with related persons or entities, that exercises subscription rights (including the oversubscription privilege) to purchase shares of our common stock that, when aggregated with their existing ownership, results in such person or entity, together with any related persons or entities, becoming a beneficial owner of 4% or more of our issued and outstanding shares of common stock following the offering will be required to enter into an agreement prohibiting such person or entity from purchasing additional shares that would result in such person or entity owning more than 5% of our issued and outstanding shares of common stock. In addition, notwithstanding any other information presented herein or in the Prospectus, we do not intend to accept any subscriptions pursuant to the basic subscription privilege or the oversubscription privilege if we believe such subscriptions or oversubscriptions may have an unfavorable effect on our ability to preserve our net operating loss carryforwards deferred tax asset.

Each record holder is required to submit payment in full for all the shares it wishes to buy on behalf of the beneficial holders with its basic subscription privilege and its oversubscription privilege. Because we will not know the total number of unsubscribed shares prior to the expiration of the offering, if a record holder wishes to maximize the number of shares purchased pursuant to the record holder’s oversubscription privilege, the record holder needs to deliver payment in an amount equal to the aggregate subscription payment for the maximum number of shares of common stock that may be available to the record holder, assuming the record holder fully exercises its basic subscription privilege and is allotted the full amount of its oversubscription privilege as elected by the record holder.

If you, as nominee, do not indicate the number of rights being exercised by the beneficial holder, or the subscription agent does not receive the full subscription payment for the number of rights that the record holder indicates are being exercised, then the record holder will be deemed to have exercised the maximum number of whole rights that may be exercised with the aggregate subscription payment the record holder delivered to the subscription agent. If the record holder’s aggregate subscription payment is greater than the amount it owes for exercise of its basic subscription privilege in full, the record holder will be deemed to have exercised its oversubscription privilege to purchase the maximum number of unsubscribed shares that may be purchased with its over-payment. If we do not apply a record holder’s full subscription payment to its purchase of shares of common stock, then the excess subscription payment received by the subscription agent will be returned to you, for the benefit of the beneficial holders, without interest or penalty, as soon as practicable. The rights will be evidenced by a non-transferable subscription rights certificate and will cease to have any value at the Expiration Time.

We are asking persons who hold shares of common stock beneficially and who have received the rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of common stock directly and prefer to have such institutions effect transactions relating to the rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the subscription agent, incurred in connection with the exercise of the rights will be for the account of the holder of the rights, and none of such commissions, fees or expenses will be paid by the Company or the subscription agent.

Enclosed are copies of the following documents:

1.	Prospectus;
2.	A form of letter that may be sent to your clients for whose accounts you hold shares of common stock registered in your name or the name of your nominee, with an attached form of instructions;
3.	Beneficial Owner Election Form;
4.	Nominee Holder Certification; and
5.	A return envelope addressed to Computershare, Inc., the subscription agent.

Your prompt action is requested. To exercise the rights, you should deliver, on behalf of the beneficial holders, the properly completed Nominee Holder Certifications and Beneficial Owner Election Forms, with payment in full of the Subscription Price for each share of common stock subscribed for by the beneficial holders pursuant to the basic subscription privilege and the oversubscription privilege, to the subscription agent, as indicated in the Prospectus. The subscription agent must receive the Nominee Holder Certification and Beneficial Owner Election Form with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A record holder cannot revoke the exercise of its rights. Rights not exercised prior to the Expiration Time will expire and will no longer be exercisable.

If you have any general questions regarding the offering, the Company, or First United Bank & Trust, please contact Tonya K. Sturm, our Senior Vice President and Chief Financial Officer, at 301-533-2390.

Very truly yours,

Carissa L. Rodeheaver
Chairman, President and Chief Executive Officer

2

NOTHING IN THE PROSPECTUS OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF FIRST UNITED CORPORATION, THE SUBSCRIPTION AGENT OR ANY PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE SUBSCRIPTION RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.

3